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Page 1 of 3 Pages
-----------------                                                        -------------------
FORM 3                                                                   OMB Approval
            UNITED STATES SECURITIES AND EXCHANGE COMMISSION             OMB Number:3235-0104
                        Washington, D.C. 20549                           Expires: September 30, 1998
         INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES         Estimated average
                                                                         burden hours per
                                                                         response 0.5
                                                                         -------------------

Filed  pursuant  to  Section  16(a)  of the  Securities Exchange  Act of 1934, Section 17(a)
                         of the  Public  Utility Holding Company Act of
                     1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-------------------------      ----------------------  -----------------------------------
1.Name and Address of          2. Date of Event        4. Issuer Name and Ticker or Trading Symbol
  Reporting Person*               Requiring Statement     ELECTRONICS BOUTIQUE HOLDINGS CORP.
  Earley   John     F.A.(1)       (Month/Day/Year)        (ELBO)
  (Last)   (First)  (Middle)      7-23-98

  1345 Enterprise Drive        3. I.R.S.Identifica-  5. Relationship of Reporting Person(s) to Issuer 6. If Amendment, Date of
          (Street)                tion Number of                     (Check all applicable)              Original(Month/Day/Year)
                                  Reporting Person      ___ Director              _X_ 10% Owner                  7-23-98
                                  (voluntary)           ___ Officer (give         ___ Other (specify  7. Individual or Joint/Group
  West Chester  PA      19380                                        title below)            below)      Filing (Check Applicable
  (City)        (State) (Zip)                                                                            Line)
                                                                 __________________________              ___Form filed by One Repor-
                                                                                                            ting Person
                                                                                                         _X_Form filed by More than
                                         TABLE 1 - NON DERIVATIVE SECURITIES BENEFICIALLY OWNED             One Reporting Person

- ----------------------       -----------------------     --------------    --------------------
1.Title of Security          2. Amount of Securities     3. Ownership      4. Nature of Indirect Beneficial Ownership
  (Instr. 4)                    Beneficially Owned          Form: Direct      (Instr. 5)
                                (Instr. 4)                  (D) or Indirect
                                                            (I) (Instr. 5)
- --------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01    13                           D                By Susan Y. Kim Trust(2)
per share
- --------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01    13                           D                By David D. Kim Trust(2)
per share
- --------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01    13                           D                By John T. Kim Trust(2)
per share
- --------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01    13                           I                By David D. Kim as
per share                                                                     beneficiary of David D.
                                                                              Kim Trust(2)
- --------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01    13                           I                By John T. Kim as
per share                                                                     beneficiary of John T.
                                                                              Kim Trust(2)
- --------------------------------------------------------------------------------------------------------------------
No securities owned by John F.
A. Earley
- --------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is  filed  by more  than one  reporting  person,  see  Instruction 5(b)(v).

                                                                                             (Over)
Potential persons who are to respond to the collection of information contained in this form are not required   SEC 1473 (7-97)
to respond unless the form displays a currently valid OMB control number.

                                            Page 1 of 3 Pages
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FORM 3 (continued)

           TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS,
                         CONVERTIBLE SECURITIES)
- -----------------------------------------------------------------------------

1.Title of Derivative Security 2.Date Exer-   3. Title and Amount of Securities Underlying 4.Conver-  5.Owner  6.Nature of Indirect
  (Instr. 4)                     cisable and     Derivative Security                         sion or    ship     Benefical Ownership
                                 Expiration      (Instr. 4)                                  Exercise   Form of  (Instr. 5)
                                 Date                                                        Price of   Deriv-
                                 (Month/Day/Year)                                            Deri-      ative
                                                                                             vative     Security:
                                 Date     Expira-                                 Amount     Security   Direct
                                 Exer-    tion               Title                or                    (D) or
                                 cisable  Date                                    Number                Indirect
                                                                                  of                    (I)
                                                                                  Shares                (Instr. 5)
- ----------------------------------------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------------------------------

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Explanation of Responses:

(1) As Co-Trustee on behalf of the Susan Y. Kim Trust of 12/31/87, the David D. Kim Trust of 12/31/87 and the John T. Kim Trust of 12/31/87.

(2) EB Nevada,  Inc. is the beneficial owner of 15,169,100 shares of common stock, par value $0.01 per share, of the issuer, which represents 75.2% of the out-
    standing shares of such common stock.  EB Nevada,  Inc. is a wholly-owned subsidiary of The Electronics  Boutique, Inc., all of the outstanding capital stock of which is owned by James J. Kim and Agnes C. Kim (the parents of Susan
    Y. Kim, John T. Kim and David D. Kim) and the Kim Trusts,  which are the David
    D. Kim Trust of December  31, 1987, the John T. Kim  Trust of  December  31,
    1987 and the Susan Y. Kim Trust of December  31,  1987.  Each of the Kim Trusts
    has in common  Susan Y. Kim and John F.A. Earley as co-trustees, in addition to a third trustee (John T. Kim in the case of the Susan Y. Kim Trust and the John
    T. Kim Trust and David D. Kim in the case of the David D. Kim Trust).

    In addition, the trust agreement for each of these trusts  authorizes  the trustees of the trusts to vote the shares of Common Stock of the issuer held by them, in their discretion, in concert with James Kim's family.  Each of the reporting persons states that the filing of this Form 3 report shall not be deemed an admission that the reporting person is the beneficial owner of the reported securities for purposes of Section 16 of the Securities Exchange Act of
    1934, as amended, or for any other purpose.


                     MEMMA S. KILGANNON
                     MEMMA S. KILGANNON***                 September 24, 1998
                     **Signature of Reporting Person

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      See Instruction 6 for procedure.

*** As Attorney-in-Fact, pursuant to a power-of-attorney filed with the Securities and Exchange Commission on July 23, 1998 for John F.A. Earley, in his capacities as listed in footnote 1 above and the attached Joint Filer information.

    Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                 Page 2 of 3 Pages

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 Joint Filer Information

Name of Joint Filer:  John T.  Kim,  as  Co-trustee  of Susan  Y.  Kim
                      Trust of 12/31/87 and Co-trustee and beneficiary of John
                      T. Kim Trust of 12/31/87

Address:              1345 Enterprise Drive
                      West Chester, Pennsylvania 19380

Designated Filer:     John F.A. Earley

Issuer & Ticker
  Symbol: Electronics Boutique Holdings Corp. (ELBO) (NASDAQ National Market System)

Date of Event
Requiring Statement:  July 23, 1998


                      MEMMA S. KILGANNON
Signature:            MEMMA S. KILGANNON              Date: September 24, 1998
                      As Attorney-in-Fact for John T. Kim, in his capacities listed above, pursuant to a power of attorney) filed with the Securities and Exchange Commission on July 23, 1998.

                                * * * * * * *

Name of Joint Filer:  David D. Kim, as Co-trustee and beneficiary of David D.
                      Kim Trust of 12/31/87

Address:              1345 Enterprise Drive
                      West Chester, Pennsylvania 19380

Designated Filer:     John F.A. Earley

Issuer & Ticker
 Symbol: Electronics Boutique Holdings Corp. (ELBO) (NASDAQ National Market System)

Date of Event
Requiring Statement:  July 23, 1998

                      MEMMA S. KILGANNON
Signature:            MEMMA S. KILGANNON            Date: September 24, 1998
                      As Attorney-in-Fact for David D. Kim, in his capacities listed above, pursuant to a power of attorney) filed with the Securities and Exchange Commission on July 23, 1998.


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